February 16, 2005

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 0511

450 Fifth Street NW

Washington D.C. 20549

Re:

INTERNATIONAL COMMERCE DEVELOPMENT CORP.

Form SB-2

Commission File No. 333-116063

Accession Numbers:

0000950136-04-001798; 0001052918-04-000413

CIK:

0001271935

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C, International Commerce Development Corp. (the Registrant) hereby requests withdrawal of the above referenced Form SB-2 Registration Statement as filed on June 1, 2004 and amended on November 1, 2004.  The withdrawal is requested because the Registrant has been unable to amend this filing on a timely basis.  The Registrant intents to file a new Registration Statement at some point in the future that more fully adheres to the requirements and disclosures required thereunder.

No securities have been sold under this offering nor have any private sales of securities occurred during the time that this Registration Statement has been under review.

If you have any questions, please contact the undersigned at (203) 753-9500

Very truly yours,

/s/ Kenneth Holloway

By:

Kenneth Holloway